FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: March 7, 2005	By:	/s/ WANG YONGJIAN
	Name:	Wang Yongjian
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of Sinopec Beijing Yanhua Petrochemical Company Limited, published on newspapers on March 7, 2005.

Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0325)

POLL RESULTS OF

THE SPECIAL GENERAL MEETINGS

HELD ON 4 MARCH 2005

AND

RESUMPTION OF TRADING OF BEIJING YANHUA

Financial Advisor to Beijing Yanhua

Bear Stearns Asia Limited

Independent Financial Advisor to the Beijing Yanhua Independent Board Committee

Lehman Brothers Asia Limited

The Beijing Yanhua Board is pleased to announce that the Special General Meetings were duly held on 4 March 2005 during which all the special resolutions proposed in relation to the Proposal were duly passed by way of poll.

At the request of Beijing Yanhua, trading in the Beijing Yanhua H Shares on the Hong Kong Stock Exchange was suspended from 9:30 a.m. on 4 March 2005 pending the issue of this announcement. Trading in the Beijing Yanhua ADSs on the New York Stock Exchange was also suspended from 9:30 a.m. on 4 March 2005 (United States Eastern Standard Time). Application has been made by Beijing Yanhua to the Hong Kong Stock Exchange for the resumption of trading in the Beijing Yanhua H Shares with effect from 9:30 a.m. on 7 March 2005 and application will be made to the New York Stock Exchange for the resumption of trading in the Beijing Yanhua ADSs with effect from 9:30 a.m. on 7 March 2005 (United States Eastern Standard Time).

Reference is made to:

(a)	the joint announcement dated 29 December 2004 (the “Announcement”) and made by Beijing Yanhua and Sinopec Corp. in which it was stated that a proposal would be put forward to Beijing Yanhua Shareholders regarding the proposed privatisation of Beijing Yanhua through Beijing Feitian by way of merger by absorption of Beijing Yanhua under Article 184 of the PRC Company Law at the cancellation price of HK$3.80 per Beijing Yanhua H Share;

(b)	the composite document issued jointly by Beijing Yanhua and Sinopec Corp. on 17 January 2005 (the “Circular”), and the notices of the Special General Meeting and the Special General Meeting of the Independent Beijing Yanhua Shareholders set out in the Circular and published in South China Morning Post and Hong Kong Economic Times, respectively, on Monday, 17 January 2005; and

(c)	the announcement issued by Beijing Yanhua on 17 January 2005 in which it was stated that the Circular was despatched to Beijing Yanhua Shareholders on Monday, 17 January 2005.

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Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular.

The Beijing Yanhua Board is pleased to announce that the Special General Meetings were duly held on 4 March 2005 during which all the special resolutions proposed were duly passed.

The results of the Special General Meeting

The Special General Meeting was held at 9:30 a.m. on Friday, 4 March 2005 at Beijing Yanhua Hotel, No. 4 Ying Feng Zhong Lu, Yanshan, Fangshan District, Beijing, the PRC. A poll was demanded by the Chairman of the Special General Meeting for voting on the following special resolution. The poll results in respect of such resolution are as follows:

Number of votes
Special resolution	For	Against
To consider and approve, among others, the Merger Agreement (and the related amendment agreement), the execution of the Merger Agreement (and the related amendment agreement) and the transactions contemplated thereunder; and the granting of authority to any Beijing Yanhua Director to take such other action and execute such documents or deeds as he may consider necessary or desirable for the purpose of implementing the transactions contemplated by the Merger Agreement and the related amendment agreement.	2,801,533,339 (99.9922%)	219,000 (0.0078%)

There were 3,374,000,000 Beijing Yanhua Shares (being the number of the total issued shares of Beijing Yanhua) entitling the holder to attend and vote for or against the special resolution proposed at the Special General Meeting. No shareholder is required to abstain from voting in respect of the special resolution in relation to the Proposal proposed at the Special General Meeting.

There were no shares entitling the holder to attend and vote only against the special resolution in relation to the Proposal proposed at the Special General Meeting.

As more than two-thirds of the votes were cast in favour of the above special resolution, the above resolution was duly passed as a special resolution.

The results of the Special General Meeting of the Independent Beijing Yanhua Shareholders

The Special General Meeting of the Independent Beijing Yanhua Shareholders was held at 10:30 a.m. on Friday, 4 March 2005 at Beijing Yanhua Hotel, No. 4 Ying Feng Zhong Lu, Yanshan, Fangshan District, Beijing, the PRC. A poll was demanded by the Chairman of the Special General Meeting of the Independent Beijing Yanhua Shareholders for voting on the following special resolution. The poll results in respect of such resolution are as follows:

Number of votes
Special resolution	For	Against
To consider and approve, among others, the Merger Agreement (and the related amendment agreement), the execution of the Merger Agreement (and the related amendment agreement) and the transactions contemplated thereunder; and the granting of authority to any Beijing Yanhua Director to take such other action and execute such documents or deeds as he may consider necessary or desirable for the purpose of implementing the transactions contemplated by the Merger Agreement and the related amendment agreement.	408,471,539 (99.6417%)	1,469,000 (0.3583%)

There were 999,210,000 Beijing Yanhua H Shares (being the number of the total issued shares of Beijing Yanhua less the number of Beijing Yanhua Shares held by Sinopec Corp. and parties acting in concert with Sinopec Corp. (including Morgan Stanley, persons controlling, controlled by or under the same control as Morgan Stanley), Lehman Brothers Asia Limited and parties acting in concert with Lehman Brothers Asia Limited, Bear Stearns Asia Limited and parties acting in concert with Bear Stearns Asia Limited) entitling the holder to attend and vote for or against the special resolution proposed at the Special General Meeting of the Independent Beijing Yanhua Shareholders.

As explained in the Circular, Sinopec Corp. and parties acting in concert with Sinopec Corp. (including Morgan Stanley, persons controlling, controlled by or under the same control as Morgan Stanley), Lehman Brothers Asia Limited and parties acting in concert with Lehman Brothers Asia Limited, Bear Stearns Asia Limited and parties acting in concert with Bear Stearns Asia Limited were required to, and did, abstain from voting in respect of the special resolution in relation to the Proposal proposed at the Special General Meeting of the Independent Beijing Yanhua Shareholders.

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There were no shares entitling the holder to attend and vote only against the special resolution proposed at the Special General Meeting of the Independent Beijing Yanhua Shareholders.

More than 75% of the votes attaching to the Beijing Yanhua H Shares held by the Independent Beijing Yanhua Shareholders present in person or by proxy at the Special General Meeting of the Independent Beijing Yanhua Shareholders were cast in favour of the above special resolution. In addition, the number of votes which were cast against the above special resolution at the Special General Meeting of the Independent Beijing Yanhua Shareholders amounted to not more than 10% of all the votes attached to the Beijing Yanhua H Shares held by the Independent Beijing Yanhua Shareholders, in compliance with the Takeovers Code.

Hence, the above resolution was duly passed as a special resolution.

SUSPENSION AND RESUMPTION OF TRADING OF BEIJING YANHUA H SHARES AND BEIJING YANHUA ADSs

At the request of Beijing Yanhua, trading in the Beijing Yanhua H Shares on the Hong Kong Stock Exchange was suspended from 9:30 a.m. on 4 March 2005 pending the issue of this announcement. Trading in the Beijing Yanhua ADSs on New York Stock Exchange Inc. (“New York Stock Exchange”) was also suspended from 9:30 a.m. on 4 March 2005 (United States Eastern Standard Time). Application has been made by Beijing Yanhua to the Hong Kong Stock Exchange for the resumption of trading in the Beijing Yanhua H Shares with effect from 9:30 a.m. on 7 March 2005 and application will be made to the New York Stock Exchange for the resumption of trading in the Beijing Yanhua ADSs with effect from 9:30 a.m. on 7 March 2005 (United States Eastern Standard Time).

GENERAL

According to the information provided by Sinopec Corp., save as in relation to: (i) non-concert party dealings of Morgan Stanley and persons controlling, controlled by or under the same control as Morgan Stanley; and (ii) dealings for the account of non-discretionary clients by the brokerage division of a subsidiary of CICC, none of the parties acting in concert with Sinopec Corp., or parties which are presumed to be acting in concert with Sinopec Corp. under the Takeovers Code had dealt for value in any Beijing Yanhua Shares during the period from the date of the Announcement to the date of this announcement.

Save as disclosed below and in the Circular, no professional advisor to Beijing Yanhua as specified in class (2) of the definition of associate in the Takeovers Code, but excluding exempt principal traders, had dealt for value in any Beijing Yanhua Shares either on a proprietary basis or on account of clients for whom they had a discretionary management mandate during the period commencing from the date of the Announcement and ending on the date of this announcement.

From the date of the Announcement to the date of this announcement (both dates inclusive), Lehman Brothers Asia Limited or persons controlling, controlled by or under the same control as Lehman Brothers Asia Limited had acquired 1,353,500 Beijing Yanhua H Shares and disposed of 1,461,750 Beijing Yanhua H Shares.

From the date of the Announcement to the date of this announcement (both dates inclusive), Bear Stearns & Co. Inc. (an associated company of BSAL) had acquired 20,000 Beijing Yanhua ADSs (equivalent to 1,000,000 Beijing Yanhua H Shares).

The above information in respect of dealings in Beijing Yanhua Shares by BSAL or its associated companies and Lehman Brothers Asia Limited or persons controlling, controlled by or under the same control as Lehman Brothers Asia Limited have been publicly disclosed in the website of the Securities and Futures Commission.

Beijing Yanhua Shareholders and potential investors should be aware that implementation of the Proposal is subject to a number of Conditions being fulfilled or waived, as applicable, as set out in the Circular. Therefore, the Proposal may or may not become effective. Beijing Yanhua Shareholders and potential investors are advised to exercise extreme caution when dealing in Beijing Yanhua Shares.

As stated in the Circular, both Beijing Feitian and Beijing Yanhua will apply for the necessary approvals in the PRC to complete the Proposal. Subject to, among other things, all the Conditions being fulfilled or waived, in accordance with

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the expected timetable as set forth in the Circular, withdrawal of the Beijing Yanhua Listing is expected to be effective on Monday, 18 July 2005 (Hong Kong time). Details of the Conditions are set out in the Circular. The Proposal will lapse if it does not become effective on or before Saturday, 31 December 2005 (or such other date as Beijing Yanhua and Beijing Feitian may agree). Beijing Yanhua Shareholders will be notified accordingly by way of a press announcement. Beijing Yanhua Directors intend for the Beijing Yanhua Listing to be withdrawn if the Merger is implemented or be maintained in the event that the Merger is not approved or lapses.

On behalf of the board of
Sinopec Beijing Yanhua Petrochemical Company Limited Zhou Quansheng
Secretary to the Board of Directors

Beijing, PRC, 4 March 2005

The taking of the poll results was scrutinised by KPMG, Certified Public Accountants, whose work was limited to the conduct of certain procedures requested by Beijing Yanhua in accordance with the provisions of the Listing Rules to confirm that the poll results summary prepared by Beijing Yanhua were identical with the results shown in the poll forms collected and provided by Beijing Yanhua to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

Beijing Yanhua Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date hereof, the Beijing Yanhua Board comprises: Mr. Wang Yongjian, Mr. Yang Qingyu, Mr. Xu Hongxing as executive directors, Ms. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr. Xiang Hanyin as non-executive directors, and Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng as independent non-executive directors.

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